UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934
For the month of December 2018
Commission File Number: 001-32199
Ship Finance International Limited
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(Translation of registrant's name into English)
Par-la-Ville Place
14 Par-la-Ville Road
 Hamilton, HM 08, Bermuda
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(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

This report on Form 6-K/A amends the report on Form 6-K filed by Ship Finance International Limited (the "Company") with the U.S. Securities and Exchange Commission ("Commission") on November 27, 2018 (containing the Company's Preliminary Q3 2018 results and quarterly cash dividend of $0.35 per share), solely to include in the section entitled "INFORMATION CONTAINED IN THIS FORM 6-K REPORT" the following statement: "The information contained in this Report on Form 6-K, except for the section entitled "Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment:", is hereby incorporated by reference into the Company's two registration statements on Form F-3 (Registration No. 333-213782 and Registration No. 333-213783), each filed with the U.S. Securities and Exchange Commission (the "Commission") on September 26, 2016."

This report on Form 6-K/A is hereby incorporated by reference into the Company's two registration statements on Form F-3 (Registration No. 333-213782 and Registration No. 333-213783), each filed with the U.S. Securities and Exchange Commission (the "Commission") on September 26, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SHIP FINANCE INTERNATIONAL LIMITED

Date: December 3, 2018
	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer Ship Finance Management AS (Principal Executive Officer)